UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auerbach Grayson and Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 W 45th Street, Suite 16
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Gaviria 212-453-3516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Gaviria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson and Company LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Sharon Gaviria
Signature

Chief Financial Officer
Title

RITA A. PASCARELLA RONK
Notary Public - State of New York
NO. 01PA6042123
Qualified in New York County
My Commission Expires May 15, 2022

Rita A. Ronk
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

DECEMBER 31, 2019

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement	Page
Consolidated Statement of Financial Condition	1
Notes to Consolidated Statement of Financial Condition	2-8

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Auerbach Grayson and Company LLC and subsidiaries (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 4 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU 2016-02, Leases (Topic 842).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has continuously had net losses and cash outflows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 26, 2020



AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	1,282,638
Restricted Cash		1,800,179
Due From Clearing Broker		292,399
Commission Receivable		1,238,099
Furniture, Equipment & Leasehold improvements, net of accumulated depreciation and amortization of $302,316		81,213
Right-of-Use Asset		4,655,884
Prepaid expenses and other assets		170,402
Total Assets	$	9,520,814

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions payable	$	586,405
Accounts payable and accrued expenses		1,014,394
Lease liability		5,052,359
Total Liabilities	$	6,653,158
Commitments		
Members' equity		2,867,656
Total liabilities and members' equity	$	9,520,814

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. NATURE OF BUSINESS

Auerbach Grayson and Company LLC ("AG" the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce for global execution of foreign securities to major U.S. institutions to specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Pershing LLC.

Auerbach Grayson UK LTD (AGUK) was registered with the Companies House of England and Wales on March 16, 2018. The Company is a wholly-owned subsidiary of Auerbach Grayson and Company LLC. The Company is engaged in providing investment arrangements to its European Institutional clients to arrange global execution of foreign securities through its parent company.

Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement"). The liability of the members is limited to their capital balance.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated statement of financial condition includes the accounts of AG & AGUK, (Collectively "Company"), all material inter-company transactions end balances have been eliminated in consolidation.

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Fee Income

The Company compiles and distributes financials equity research report to U.S. Institutional Investors; revenues are earned from direct billing related to the distribution of these reports. The Company recognizes revenue related to Fee Income, when the financial equity research reports are delivered, the price is agreed upon and the benefit of information contained within the report is available to the customer.

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value of Financial Instruments

The Company's cash, and restricted cash are classified as level I and due from clearing broker, commissions receivable, commissions payable, are classified as level II. The recorder amounts of these assets and liabilities approximate their fair values principally because of the short-term nature of these items.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $27,554, held in a foreign currency.

Commission Receivable

Commission receivables represent receivables from foreign broker dealers and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon managers' periodic evaluation of the collectability of outstanding account-by-account basis. As of December 31, 2019, the Company did not record an allowance for doubtful accounts.

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Accounting Standards Updates

In November 2016, the FASB issued amended guidance on classification and presentation of restricted cash on the statement of cash flows. The new guidance was effective for the Company beginning on January 1, 2019. Under the new guidance, reporting entities are required to explain the changes in the combined total of restricted and unrestricted balances in the statement of cash flows. Reporting entities are also required to disclose how the statement of cash flows reconciles to the statement of financial condition in any situation in which the statement of financial condition includes more than one line item of cash and restricted cash, as well as the nature of the restrictions.

3. **FURNITURE, EQUIPMENT AND LEASHOLD EQUIPMENT**

Furniture and equipment included on the statement of financial condition consist of the following:

Furniture and equipment	$333,634
Leasehold Improvements	49,895
	383,529
Less accumulated depreciation and amortization	(302,316)
	$ 81,213

4. **OPERATING LEASE RIGHT –OF-USE ASSET AND LIABILITY**

In February 2016, the FASB issued ASU 2016-02, Leases, which replaced guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenses recognition in the statement of income. Management has evaluated the financial impact the standard and as January 1, 2019, the Company recorded a right-of-use asset in the amount of $5,443,565, and a lease liability in the amount of $5,786,557, using a discount rate of 1.65%. The impact to the Company Net Capital will be as the right-of-use asset will be allowable to the extent of an offsetting lease liability. If the value of the lease liability exceeds the associated right-of-use asset, the amount by which the lease liability exceeds the associated right-of-use asset must be included in the aggregate indebtedness computation.

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2020	866,794
2021	919,811
2022	945,106
2023	971,097
2024	997,802
Thereafter	591,282
Total undiscounted lease payments	5,291,892
Less imputed interest	(239,533)
Total lease liabilities	$ 5,052,359

4.   **OPERATING LEASE RIGHT –OF-USE ASSET AND LIABILITY (CONTINUED)**

Pursuant to the lease agreement, the Company maintains a letter of credit in the amount of $1,784,622 to secure the lease that expires on August 31, 2025. The letter of credit is secured by a bank deposit of $1,790,587, which is included in restricted cash on the consolidated statement of financial condition at December 31, 2019.

The Company terminated the second leased office space effective September 1, 2019. The early termination of the lease resulted in the Company paying an Early Termination fee in the sum of $130,000 payable in 20 monthly installments, the remaining $104,000 is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2019.

5.   **INCOME TAXES**

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2019, the Company had no unincorporated business tax expense.

AGUK is subject to United Kingdom Corporate tax. For the year ended December 31, 2019, AGUK had no corporate business tax in the United Kingdom.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized for benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6.   **PROFIT SHARING PLAN**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2019, the Company had $19,958 as accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and U.S. clearing firm pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBERS' EQUITY

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently two classes of shares as set forth below:

(i) Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company. Class A shares are entitled to distributions in accordance with the Agreement. As of December 31, 2019, there are 11,377 Class A shares issued and outstanding.

(ii) Class B shares are the equivalent to Class A shares without the voting rights. As of December 31, 2019, there are 3,769 Class B shares issued and outstanding.

New Frontier Securities LLC, a subsidiary of Beltone Financial Holdings SAE, made cash investments in the Company in July 2019 and September 2019, aggregating $1,550,000.

The Company allocates income to its members according to the manner of distribution as defined in the Agreement.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $505,500 which was $255,500 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 391.91%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

10. LEGAL AND REGULATORY PROCEEDINGS

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. Currently, the Company has a pending investigation ongoing with the Regulatory Authority. In assessing loss contingencies related to these matters the Company's legal counsel evaluates perceived merits of any regulatory proceedings as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of December 31, 2019, there was no accrual recorded as it relates to this matter.

The Company is a defendant in pending arbitrations and claims arising out of the normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management and Company's counsel believe the resolution of current pending claims and arbitrations will not have a material impact on Auerbach Grayson's financial positions and results of operations

11. GOING CONCERN CONSIDERATIONS

The accompanying consolidated statement of financial condition has been prepared assuming the company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During 2019 the Company incurred a net loss of $5,415,782 and had a net out flow of cash from operating activities of approximately $4,278,000. The Company is currently in the process of rasing capital, although there can be no assurance such offering will be successful. If the company is unable to reduce net operating cash outflows or in not able to raise sufficient capital, it will have an adverse impact on liquidity and operations. Such uncertainty raises substantial doubt about the Company's ability to continue as a going concern. The consolidated statement of financial condition does not reflect any adjustment that might result from the outcome of the uncertainty.

12. SUBSEQUENT EVENTS

In January 2020, in accordance with section 12.15 of the second amended and restated limited liability company operating agreement (the "Operating Agreement"), Auerbach Grayson & Company LLC received from New Frontier notice to exercise its right to purchase all of the Class B shares held by Class B members, giving them sole ownership of the Company.